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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549

                           -------------------------

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                           -------------------------


For year ended                                   Commission File
January 31,1996                                      No. 0-4988
                                                   CIK: 0000109471

                     AEROSONIC  CORPORATION
   (Exact name of registrant as specified in the charter.)


         Delaware                            74-1668471
  ----------------------------               -----------
 (State or other jurisdiction of           (I.R.S. employer
   incorporation or organization)          Identification No.)

                 1212 North Hercules Avenue
                 Clearwater, Florida   34625
         -----------------------------------------
           (Address of principal executive offices)
                      (Zip Code)


                    813-461-3000
 (Registrant's telephone number, including area code)


 (Check One):
   [X]Form 10-K,  [ ]Form 20-F,  [ ]Form 11-K,  [ ]Form 10-Q,  [ ]Form N-SAR
        For Period Ended January 31, 1996
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                                    Part I

                            Registrant Information

       Full name of Registrant:                   Aerosonic Corporation

       Former name if applicable:
       Address of principal executive
         office (street and number)               1212 North Hercules Avenue
       City, State and Zip Code:                  Clearwater FL  34625

                      Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 26, 1996, Registrant received the decision dated April 24, 1996 from the United States Court of Appeals for the Federal Court regarding Sensonics, Inc.(Plaintiff/Cross-Appellant) vs. Aerosonic Corporation (Defendant-Appellant) and Herbert J. Frank (Defendant-Appellant). The decision represents a significant subsequent event to Registrant and, therefore, Registrant's management requires additional time to review this decision and determine the changes, if any, that might be required in its Form 10-K for the year ended January 31, 1996.



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                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               William C. Parker           (813) 461-3000
               Executive Vice President


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company is currently reviewing the impact of the decision mentioned above. The Company can not accurately estimate the impact without the additional time requested.

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                                 AEROSONIC CORPORATION


     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



    Date: April 30, 1996                By:   /s/ William S. Parker
        ------------------                -------------------------------
                                               William S. Parker
                                               Executive Vice President